SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Xencor, Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98401F 105

(CUSIP Number)

John S. Stafford III

350 N. Orleans Street, Suite 2N

Chicago, IL 60654

312-244-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98401F 105		13D

1.	Name of Reporting Persons John S. Stafford III (“Stafford”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,294,740 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,294,740 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,294,740

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 18.02% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)         2,000,000 shares are held by Ronin Trading, LLC, a limited liability company owned and managed by Stafford.  Stafford remains the indirect beneficial owner of all of the shares of common stock of Xencor, Inc held of record by Ronin Trading, LLC.

(2)         This percentage is calculated based upon the 40,477,003 shares of the Issuer’s Common Stock reported to be outstanding as of October 28, 2015 on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2015.

CUSIP No. 98401F 105		13D

1.	Name of Reporting Persons Ronin Trading, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,000,000 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,000,000 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 4.94% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)         The shares are held by Ronin Trading, LLC, a limited liability company owned and managed by Stafford.  Stafford remains the indirect beneficial owner of all of the shares of common stock of Xencor, Inc held of record by Ronin Trading, LLC.

(2)         This percentage is calculated based upon the 40,477,003 shares of the Issuer’s Common Stock reported to be outstanding as of October 28, 2015 on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2015.

Item 1.                                 Security and Issuer.

This Amendment No. 2 to Schedule 13D is being filed as an amendment to the initial statement on Schedule 13D relating to the Common Stock, $0.01 par value per share (“Common Stock”) of Xencor, Inc., a Delaware corporation (the “Issuer” or “Xencor”) as filed with the Securities and Exchange Commission (the “SEC”) on December 16, 2013 (the “Schedule 13D”), as amended by Amendment No. 1 filed June 20, 2014.  The principal executive offices of the Issuer are located at 111 West Lemon Avenue, 2nd Floor, Monrovia, CA 91016.  The Schedule 13D is hereby further amended and supplemented as follows:

Item 2.                                 Identity and Background.

Items 2(a) through 2(f) of the Schedule 13D are amended to read as follows:

(a)         This Schedule 13D is being filed by John S. Stafford III (“Stafford”) and Ronin Trading, LLC, a Delaware limited liability company (“Ronin”) (together, the “Reporting Persons”).

(b)         The business address for the Reporting Persons is 350 N. Orleans, 2N, Chicago, IL 60654.

(c)          Ronin is engaged in the business of proprietary trading.  Stafford is employed as Chief Executive Officer and President of Ronin located at 350 N. Orleans Street, Suite 2N, Chicago, IL 60654.

(d)         During the past five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)          During the past five years, the Reporting Persons have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)           Stafford is a United States citizen.

Item 3.                                 Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended as follows:

All purchases of Common Stock of the Issuer made by Stafford were made using personal funds.  No funds were borrowed from any source to acquire the shares.  On June 12, 2014, Stafford transferred 7,306,240 shares of Common Stock of the Issuer to a Class C Capital Account at Ronin as a capital contribution.  On June 18, 2014, Stafford transferred an additional 275,000 shares of Common Stock of the Issuer to a Class C Capital Account at Ronin as a capital contribution.  On March 11, 2015, Ronin transferred 94,000 shares of Common Stock of the Issuer to Stafford.  On June 12, 2015 Ronin transferred 180,000 shares of Common Stock of the Issuer to Stafford.  On June 15, 2015 Ronin transferred an additional 90,000 shares of Common Stock of the Issuer to Stafford.  On November 13, 2015 Ronin transferred 5,217,240 shares of Common Stock of the Issuer to Stafford.  Stafford remains the indirect beneficial owner of all shares of Common Stock of the Issuer held of record by Ronin.

Item 4.                                 Purpose of Transaction.

Item 4 of the Schedule 13D is amended as follows:

All Xencor shares owned by the Reporting Persons have been acquired for investment purposes.  The Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions.  In addition, the Reporting Persons may dispose of all or a portion of the securities of the Issuer at any time.  The Reporting Persons reserve the right to increase or decrease their holdings on such terms and at such times as they may decide.

Other than as described above in this Item 4, the Reporting Persons do not have any plan or proposal relating to or that would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.                                 Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended as follows:

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Schedule 13D is provided as of November 13, 2015:

(a)         The Reporting Persons beneficially own 7,294,740 shares of the Common Stock of the Issuer, or approximately 18.02% of the Issuer’s outstanding Common Stock.  This amount includes 174,247 shares issued in connection with a pro rata distribution from Drogheda, LLC.

(b)         Ronin has sole power to vote and dispose of the securities of the Issuer held by it.  As owner and manager of Ronin, Stafford remains the indirect beneficial owner of the securities of the Issuer and may be deemed to have shared voting and dispositive power over these securities.

(c)          The Reporting Persons have not effected any other transactions in the Issuer’s Common Stock within the past sixty days, except as provided herein.

(d)         Not applicable.

(e)          Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.                                 Material to be Filed as Exhibits.

A.                                    Agreement regarding joint filing of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  November 19, 2015

RONIN TRADING, LLC

By:	/s/ Agnes Burda
Name:	Agnes Burda	/s/ John S. Stafford, III
Title:	Chief Compliance Officer	JOHN S. STAFFORD, III

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)